UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0056 Expires: October 31, 2005 Estimated average burden hours per response........3.0
Washington, D.C. 20549
FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

THE MIDDLEBY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	36-3352497
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1400 Toastmaster Drive, Elgin, Illinois	60120
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates:                       (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:     None.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered.

The following description of the common stock and the preferred stock of The Middleby Corporation summarizes the material terms and provisions of those securities.  For the complete terms of our common stock and our preferred stock, please refer to our certificate of incorporation and bylaws, each as amended and restated to date, which have been filed with the Securities and Exchange Commission, and are included as Exhibit 3.1 and Exhibit 3.2, respectively, to this Form 8-A.  The terms “we,” “us” and “our” as used herein refer exclusively to The Middleby Corporation.

The authorized capital stock of our company is 20,000,000 shares of common stock, $0.01 par value per share, and 2,000,000 shares of preferred stock, $0.01 par value per share.  Subject to Delware law and our certificate of incorporation and bylaws, our board of directors has the power to issue any of our unissued shares as it determines, including shares or series of shares with preferred, deferred or special rights.

Common Stock

The holders of shares of common stock are entitled to one vote for each share held of record in the election of directors and on all matters on which stockholders are entitled or permitted to vote. Directors are elected by plurality vote and common stockholders may not cumulate votes in the election of directors.  The absence of cumulative voting may limit the ability of minority stockholders to effect changes in the board and, as a result, may deter a hostile takeover or delay or prevent a change in control or management of our company.

Subject to the preferences that may be applicable to any outstanding shares of our preferred stock, the holders of our common stock are entitled to ratably receive such dividends as may lawfully be declared by our board of directors out of funds legally available therefor and to share pro rata in any other distribution to the holders of our common stock.  In the event of any liquidation, dissolution or winding up of the affairs of the company, the holders of our common stock are entitled to share ratably in our assets remaining after payment of liabilities and any preferences of any outstanding preferred stock provided in the event of such liquidation, dissolution or winding up of the affairs of the company.

The holders of our common stock have no preemptive rights. There are no conversion rights, redemption or sinking fund provisions or fixed dividend rights with respect to the common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to fix or alter the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, dividend frequency, the status of dividends as cumulative or non-cumulative, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company or the removal of existing management and may adversely affect the voting and other rights of the holders of common stock.

No shares of our preferred stock are currently outstanding.  Our board of directors currently has no plans to issue any shares of preferred stock.  No preferred stock is being registered by this registration statement.

Change of Control Related Provisions in our Certificate of Incorporation and Bylaws and Delaware Law.

A number of provisions in our Restated Certificate of Incorporation (our “certificate of incorporation”) and our Amended and Restated Bylaws (our “bylaws”), and the laws of the State of Delaware deal with matters of corporate governance and the rights of stockholders.  The following discussion is a general summary of selected provisions of our certificate of incorporation and bylaws and selected provisions of the Delaware General Corporate Law which may be deemed to have an anti-takeover effect on our Company.  These provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by any stockholders.  These provisions may also have the effect of delaying, deterring or preventing the removal of existing management.  The following description of those selected provisions are necessarily general and we refer you in each case to our certificate of incorporation and bylaws, which are filed as exhibits to this registration statement, and to the provisions of Delaware law.

Certificate Of Incorporation.  Our certificate of incorporation provides that no agreement or plan providing for the dissolution, liquidation, merger or consolidation of the Company or the sale, lease or transfer of substantially all of its assets, shall be effective, unless approved by the affirmative vote of not less than two-thirds of the votes of all the shares of stock outstanding and entitled to vote thereon.

Our certificate of incorporation, to the fullest extent provided under Delaware law, limits the liability of our directors and officers for monetary damages arising from a breach of their fiduciary duties as directors or officers.  Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, nor does it limit liability for acts of fraud, knowing violations of law, or unlawful payment of distributions. However, equitable remedies may not, as a practical matter, be effective for various reasons.  Our certificate of incorporation also provides that (i) the company shall indemnify our directors, officers and other agents to the fullest extent permitted by the Delaware law, including in circumstances in which indemnification is otherwise discretionary to the company under Delaware law, (ii) the indemnification rights granted thereby are not exclusive, and (iii) the rights of any person to indemnification provided under the relevant provision of the articles of incorporation existing at the time of any repeal or modification of such provision shall not be adversely affected by such repeal or modification.

Our certificate of incorporation authorizes the board of directors to determine the number of members (subject to a minimum of three and a maximum of eleven) of the board, and to effect other amendments or repeals of our bylaws that could, depending on the terms of any such amended or new bylaws, make more difficult or discourage attempts to obtain control of our company by means of a merger, tender offer, proxy contest or other means, such as the imposition of additional super majority voting provisions.

The absence of cumulative voting for directors and the provision of board of directors’ authority to issue preferred stock included in our certificate of incorporation (see “Common Stock” and “Preferred Stock,” respectively) may also be considered to have an anti-takeover effect.

Bylaws.  Our bylaws specifically deny stockholders the ability to call special meetings.  Our bylaws provide our board of directors or the chairman of a stockholders meeting the authority to proscribe rules and regulations regarding the conduct of a stockholders meeting, including, but not limited to, matters such as:

•             the establishment of an agenda or order of business for the meeting; the determination of when the polls shall open and close for any given matter to be voted on at the meeting;

•             rules and procedures maintaining order at the meeting and the safety of those present; limitations on attendance at or participation in the meeting to stockholders of record of the company, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine;

•             restrictions on entry to the meeting after the time fixed for commencement thereof; and

•             limitations on the time allotted to questions or comments by participants.

Our bylaws also permit stockholder proposals only upon not less than 90 nor more than 120 days advance notice (except under certain limited circumstances), and prescribe certain requirements with respect to the form of any such proposals.  Stockholder nominations of candidates for the board of directors also require not more than 90 nor more than 120 days advance notice (except under certain limited circumstances), and prescribe certain requirements with respect to the form of any such nominations.

These provisions of our by-laws may also make more difficult, or prevent or delay changes to our board and for stockholders to present certain matters to other stockholders without the consent of the existing board, which may be considered to have an anti-takeover effect..

Delaware Law Provisions.  Our company is subject to the provisions of Section 203 of the Delaware General Corporation Law.  In general, that statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder, unless (with certain exceptions):

•             prior to the date the stockholder became an interested stockholder, the board of directors of the company approves the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•             upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the company outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by (1) persons who are directors and also officers, and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•             on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

Generally, a “business combination” includes:

•                  mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

•                  transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries, subject to certain exceptions;

•                  transactions having the effect of increasing the proportionate share of the interested stockholder in the capital stock of the corporation or its subsidiaries, subject to certain exceptions, and

•                  other transactions resulting in a disproportionate financial benefit to an interested stockholder.

Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior thereto, did own) 15% or more of a corporation’s voting stock.

This statute could have the effect of delaying, deferring or preventing a change in the control of our company.  This may have the further effect of preventing changes to our board of directors, and it is possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent

The transfer agent and registrar for the Common Stock is LaSalle Bank National Association.

NASDAQ National Market Listing

The company’s common stock is approved for quotation on the NASDAQ National Market under the trading symbol “MIDD.”  The company’s common stock has traded on the NASDAQ National Market since November 28, 1995.  Prior to that date, the company’s common stock was traded on the American Stock Exchange, and was registered pursuant to a registration statement filed by the company under Section 12(b) of the Securities Exchange Act of 1934, as amended.  This registration statement is being filed to update and replace that previous registration statement.

Item 2.  Exhibits.

The following exhibits are filed as part of this registration statement:

3.1	Restated Certificate of Incorporation of The Middleby Corporation, dated as of May 13, 2005, incorporated by reference to the company’s Current Report on Form 8-K, Exhibit 3.1, filed on May 17, 2005.

3.2	Amended and Restated Bylaws of The Middleby Corporation, dated as of May 13, 2005, incorporated by reference to the company’s Current Report on Form 8-K, Exhibit 3.2, filed on May 17, 2005.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant)	THE MIDDLEBY CORPORATION

Date	September 8, 2005

By:	/s/ Martin M.Lindsay
Martin M.Lindsay, its Treasurer and Assistant Secretary